Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

November 20, 2020

VIA EDGAR

Office of Electronics and Machinery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Link

Re:	Spring Valley Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-249067

Ladies and Gentlemen:

On November 19, 2020, Spring Valley Acquisition Corp. (the “Company”) requested that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on November 23, 2020, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We hereby respectfully withdraw that acceleration request.

The Company intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786.

Sincerely,

/s/ Jeffrey Schramm
Jeffrey Schramm
Chief Financial Officer